Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On September 27, 2010, Southwest Airlines Co. (“Southwest”) sent the following email to employees at the supervisor level and above.

Read Before Lead

Southwest’s Agreement to Acquire AirTran

Leaders, there’s some very exciting news to share with you. Southwest has just announced we have signed a definitive agreement to acquire AirTran Holdings, Inc., a parent company of AirTran Airways (AirTran). The press release, internal announcement, and Q&A are attached for your reference.

Naturally, you and your Employees will have questions. Here are some high-level bullet points that should help as you engage in dialogue with your Employees.

In a nutshell, you should know that:

•	This transaction accelerates our strategy to boost profitability and achieve our financial targets.

•	It gives us access to key markets where we have no presence, giving Southwest a broader nationwide low-fare presence.

•

Until closing and receipt of requisite regulatory approvals, as well as the approval of AirTran stockholders, we cannot acquire AirTran. At this point, we simply have an agreement, approved by the Board of Directors from each company, to acquire AirTran.

•	This deal allows us to re-start our growth strategy and further protect job security for our People.

•

Business as usual continues today. Until closing and receipt of requisite approvals, Southwest and AirTran will continue to operate as independent companies. We will work to make that clear to our Customers, but nothing will change about our policies or operating procedures at this time, as a result of this transaction.

•	Our Headquarters and our brand will remain the same.

•

We will be adding Atlanta and Washington Reagan National. We will not be adding DFW to our route network. However, AirTran can continue to serve DFW until close. We will evaluate all other markets as we proceed with the integration.

•	We plan to keep and operate AirTran’s Boeing 717s, and we expect to eventually transition all aircraft to the Southwest livery.

•	The Unions and the Company will need to work out seniority list integration that is “fair and equitable,” as defined by law.

•	We now will have an excellent opportunity to evaluate near-international service from direct experience.

•

Working through the integration of this acquisition will be an extensive process. We plan to integrate AirTran into Southwest within two years after closing. At the end of that time period, we anticipate Customers will see only one brand (Southwest), and all employees will be Southwest

Employees. We have an Integration Team already established being led by Senior Vice President Administration and Chief People Officer Jeff Lamb.

•

We should refrain from making promises or predictions to AirTran Crew Members (as they refer to all their employees), especially about labor or staffing issues. Eventually, we will transition from Competitor to Coworker, but for now, we need to be sensitive to their situation as an airline that is being acquired.

What Does This Mean?

This news generates a number of questions for you and your Employees that we may not have answers for right away. What we can say is that we have Employees and Customers first in our minds as we work towards integration. Because of your hard work over the last several years, we are in a unique industry position where we can think of our future, and not just our survival. We are all on a journey to build Southwest. Our goals are unchanged: Win the Hearts and Minds of our Employees, Win More Customers, and Conquer the Cost Mountain. This transaction gets us closer to achieving those goals. We know you share our desire to grow this great Company as we begin our fifth decade of service.

What About Job Security and Growth?

First and foremost, the acquisition is about profitable growth which creates more opportunities for Employees, not fewer- it gives us growth opportunities that were not possible before. Second, Southwest remains committed to job security. Third, neither Company is overstaffed. Southwest needs all of our Employees, and AirTran also runs a lean Company. As we plan to grow, we’ll need more People.

That is why we plan to make sure that AirTran Crew Members are given an opportunity work for Southwest, although some of the opportunities may require a change in location or position. Given normal turnover, we project that the combined companies will need to hire approximately 2,000 Employees a year, just to stay even. Add to that the potential for additional growth, and we foresee that this deal will add more jobs and more Employees into our Southwest Family.

What Can I Do Today?

Talk to Your Employees. They will have questions. Please read the internal announcement, Q&A, and press release, but even then, you will not have all the answers because there is still MUCH to be determined. We cannot speculate about what may or may not happen at this point. It’s okay to say “I don’t know,” but please project confidence. We all have to adjust to this news, so please lead with your hearts and be sensitive to everyone’s needs to process this information in their own way.

Remind Everyone to Live the Southwest Way. In many airport locations, our Employees will be working in close proximity to AirTran Crew Members. They are processing this news just as you and your Employees are, so we don’t want to be boastful or arrogant toward our competitors. Please guide all conduct and interactions according to your local working environment.

Keep the Operation Running. There will be no changes in how Southwest or AirTran does business in the near term as a result of this transaction. For now, both airlines will be operated independently and remain competitors. You should continue to offer excellent Customer Service and take care of each other as you do every day. Thank you for keeping our operation running!

Stay Informed. There will be a press conference this morning. We will post a recap of the press conference on SWALife by the end of the day. Also, Gary recorded a special Newsline message this morning. If possible, please review the press conference recap and Newsline with your Team. SWALife will be your internal resource for Employee questions. Please direct your family and friends with questions to check out our new site: www.lowfaresfarther.com.

As you can imagine, we anticipate significant media and blogger interest in this news. Our Communication Department is handling all media calls and providing all official comments for us on the web. If you receive those questions directly, please send them to SDN 792-4847 (214-792-4847) or swamedia@wnco.com.

Thank you in advance for your Warrior Spirits and for Leading your Teams and our Company as we move forward with this exciting transaction.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5187.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on, and include statements about, Southwest’s estimates, expectations, beliefs, intentions, and strategies for the future. Specific forward-looking statements include, without limitation, statements regarding Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on Southwest’s financial and operational results, including without limitation, the expected impact of the acquisition on (i) Southwest’s strategies and goals; (ii) its growth opportunities and competitive position; (iii) its Customer experience, offerings, and benefits; (iv) its future operations, including fleet plans; (v) its integration plans; and (vi) its results of operations, including expected synergies and earnings and cash flow impact. These forward-looking statements are based on Southwest’s current intent, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.